Notice of Exempt Solicitation

NAME OF REGISTRANT:

NAME OF PERSON RELYING ON EXEMPTION: Service Employees International Union Pension Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW

Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

April 10, 2023

Dear Fellow Goldman Sachs Shareholder,

At Goldman Sachs Group’s (“Goldman’s” or the “Company’s”) annual shareholder meeting on April 26, 2023, shareholders can urge Goldman to take meaningful action on systemic racism. Proposal #8 on Goldman’s proxy card, “Shareholder Proposal Regarding a Racial Equity Audit” (the “Proposal”), asks Goldman to move beyond diversity initiatives and philanthropy to analyze the full range of adverse racial impacts caused by the Company’s business and operations. Doing so would allow Goldman to address racial inequities that are harming non-white communities and stakeholders, curbing economic growth and potentially depressing diversified investors’ returns. We urge shareholders to vote FOR Proposal #8.

The Proposal states:

RESOLVED that shareholders of Goldman Sachs Group, Inc. (“Goldman”) urge the Board of Directors to oversee an independent racial equity audit analyzing Goldman’s adverse impacts on nonwhite stakeholders and communities of color and the steps Goldman plans to take to mitigate such impacts. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on Goldman’s website.

In its Statement in Opposition to the Proposal, Goldman argues that the audit called for in the Proposal is unnecessary because it hired law firm Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) last year to evaluate the effectiveness and impact on nonwhite stakeholders and communities of three Goldman programs: One Million Black Women, a hybrid commercial and philanthropic effort to support “Black women-led and Black women-serving organizations”; the Fund for Racial Equity, a $10 million philanthropic commitment to assist organizations addressing racial injustice; and 10,000 Small Businesses (“10KSB”), which provides business education to small business owners and has lent to small businesses, primarily in the form of Paycheck Protection Program (“PPP”) loans.1

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1 https://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/racial-equity-audit-report.pdf, at 1.

2

But the WilmerHale review is no substitute for the racial equity audit sought in the Proposal. The WilmerHale review:

1.	Did not seek to identify or analyze adverse racial impacts of Goldman’s business, precluding any effort to balance the identified benefits of the three programs against impacts of the larger business;
2.	Encompassed only three programs whose total outlays from Goldman are minuscule compared with Goldman’s revenues of $47 billion and profits of over $11 billion in 2022 alone;[2] and
3.	Analyzed a program, 10KSB, that is “not expressly a diversity-focused initiative”; indeed, under 40% of participants in 10KSB’s education component have been nonwhite[3] and because the access to capital component is conducted through outside partners, WilmerHale was unable to determine whether recent criteria adjustments have boosted lending to businesses owned by members of minority groups.[4]

For these reasons, WilmerHale’s review falls far short of the comprehensive analysis we believe is critical to understanding the ways in which Goldman contributes to systemic racism. Corporate leadership on these issues is crucial: The leaders of JUST Capital, Policy Link, and FSG, a consulting firm founded by Harvard Business School Professor Michael Porter, in their “CEO Blueprint for Racial Equity,” opined that “[c]orporate leaders have a particularly powerful role to play in replacing racist structures, many of which have benefited those at the top, with policies that bring us closer to racial equity—defined as ‘just and fair inclusion into a society in which all can participate, prosper, and reach their full potential.’”5

Working to eliminate systemic racism is not only the right thing to do; it makes good economic sense. A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.6 “Systemic racism,” Atlanta Federal Reserve President and CEO Raphael Bostic said, “is a yoke that drags on the American economy.”7

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2 See https://www.sec.gov/ix?doc=/Archives/edgar/data/0000886982/000088698223000003/gs-20221231.htm, at 62. The three programs involve $860 million in philanthropic commitments and $11.6 billion in investments/loans, $10 billion of which will be invested over a ten-year period. (https://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/racial-equity-audit-report.pdf, at 1)

3 https://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/racial-equity-audit-report.pdf, at 23.

4 https://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/racial-equity-audit-report.pdf, at 26.

5 https://www.fsg.org/blog/ceo-blueprint-racial-equity

6 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

7 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Goldman’s proxy statement.

3

The finance industry has played an important role in perpetuating unequal wealth distribution to communities of color.  Whether it be modern day “redlining” techniques related to mortgage loans, excessive checking account fees, or, most recently, PPP loan distribution, communities of color have faced decades of discrimination as a result of the financial industry’s policies and practices. Consulting firm BCG has stated that “we see financial institutions as uniquely well positioned to act—and to catalyze further action in corporate America.”8

A racial equity audit would help Goldman identify and analyze the racial impacts of its business activities. Goldman’s proxy voting record is inconsistent with a commitment to racial justice. Majority Action and the Service Employees International Union analyzed the proxy voting records of 20 large asset managers and found that Goldman supported no racial equity audit proposals in the 2022 proxy season, tied for the worst record on that issue with Vanguard.9

As well, Goldman finances companies engaged in fossil fuel expansion, including Pioneer Natural Resources and Hess Corp.10 Lending or providing underwriting or advisory services to polluters and companies responsible for significant greenhouse gas emissions can contribute to environmental racism, which the World Economic Forum defines as “a form of systemic racism whereby communities of colour are disproportionately burdened with health hazards through policies and practices that force them to live in proximity to sources of toxic waste such as sewage works, mines, landfills, power stations, major roads and emitters of airborne particulate matter.”11 According to Tendayi Achiume, UN Special Rapporteur on contemporary forms of racism, racial discrimination, xenophobia and related intolerance, “global and national systems distribute the suffering associated with the global ecological crisis on a racially discriminatory basis.”12

A racial equity audit would also allow Goldman to identify damaging practices outside its own employment and business activities. For instance, Goldman has donated to police foundations in several cities, including Los Angeles and New York City.13 Police foundations have been targeted by racial justice organizations because they operate outside of democratic decision making and oversight processes14 and buy equipment that enables ongoing militarization of police departments and surveillance of communities of color and nonviolent protestors.15

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8 https://www.bcg.com/publications/2020/financial-institutions-fighting-racial-inequality

9 https://static1.squarespace.com/static/5d4df99c531b6d0001b48264/t/63ec394a25dc852766ff02a4/1676425549842/MA_EquityintheBoardroom_2022REPORT.pdf

10 https://www.ran.org/wp-content/uploads/2022/11/RAN_WALLST_DIRTIEST_SECRET_vF2.pdf, at 19.

11 https://www.weforum.org/agenda/2020/07/what-is-environmental-racism-pollution-covid-systemic/

12 https://www.ohchr.org/en/press-releases/2022/11/global-climate-crisis-racial-justice-crisis-un-expert

13 https://policefoundations.org/wp-content/uploads/2021/10/Color-Of-Change-Report-Police-Foundations-A-Corporate-Sponsored-Threat-to-Democracy-Black-Lives.pdf, at 29.

14 https://nonprofitquarterly.org/police-foundations-militarizing-communities-with-corporate-backing/

15 https://www.ajc.com/news/12k-cameras-give-atlanta-police-broader-window-city/P9aPd6ApEP4vezte0ZiTcO/; https://policefoundations.org/wp-content/uploads/2021/10/Color-Of-Change-Report-Police-Foundations-A-Corporate-Sponsored-Threat-to-Democracy-Black-Lives.pdf, at 6.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Goldman’s proxy statement.

4

Political activities, both directly and through trade associations, are a key avenue by which companies can reinforce or help dismantle systemic racism. A 2020 article in the Harvard Business Review on “The 10 Commitments Companies Must Make to Advance Racial Justice” pressed companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”16

Goldman’s political activities suggest that a racial equity audit would be useful. In the 2019-2020 election cycle, Goldman’s political action committee (“PAC”) gave $113,000 to members of Congress who objected to certifying the election results,17 an action some viewed as “a direct attack on the voting rights of people of color.”18 Although Goldman paused PAC contributions to federal candidates after the insurrection,19 a 2021 report indicated that they had resumed, including a donation to an objector.20 Goldman is a member of the American Bankers Association,21 which has continued to donate to objecting members.22 A racial equity audit would also provide an opportunity for Goldman to analyze the racial impacts of lobbying undertaken by trade associations to which it belongs.

For the reasons discussed above, we urge you to vote FOR Proposal 8 on Goldman’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

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16 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

17 https://edition.cnn.com/interactive/2021/01/business/corporate-pac-suspensions/

18 See www.nytimes.com/2021/01/15/us/politics/lankford-apology-election-biden.html; www.marketwatch.com/story/business-leaders-call-for-action-on-trump-after-mob-siege-at-capitol-11609976655

19 https://edition.cnn.com/interactive/2021/01/business/corporate-pac-suspensions/

20 https://www.citizensforethics.org/reports-investigations/crew-reports/this-sedition-is-brought-to-you-by/

21 https://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/political-statement.pdf

22 https://www.businessinsider.com/sedition-caucus-election-objectors-corporate-donations-capitol-siege-trump-biden-2022-1#american-bankers-association-7

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Goldman’s proxy statement.